SECURED PROMISSORY NOTE

$1,000,000                                                                                                                            November 12th, 2025

FOR VALUE RECEIVED, PARALLEL FLIGHT TECHNOLOGIES, INC., a Delaware corporation (the “Borrower”), with its chief executive office located at 450 McQuaide Dr., La Selva Beach, CA 95076-1921, hereby unconditionally promises to pay to the order of LEONID CAPITAL MANAGEMENT, LLC (the “Lender”), without setoff, in lawful money of the United States of America and in immediately available funds, the principal amount of one million dollars ($1,000,000.00) (the “Principal Amount”), together with all accrued and unpaid interest as set forth herein in accordance with the terms and conditions set forth herein.

The Borrower hereby agrees, for the benefit of the Lender, as follows:

1.Definitions.  Capitalized terms contained in this Secured Promissory Note (“Promissory Note”), unless otherwise indicated, shall have the meanings set forth in this Section 1.  All other terms contained in this Promissory Note, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein

“Affiliate” is, with respect to any Person, (a) any other Person which, directly or indirectly, controls or is controlled by or is under common control with that Person, (b) any officer or director of that Person and (c) with respect to the Lender, any entity administered or managed by the Lender or an Affiliate or investment advisor thereof and which is engaged in making, purchasing, holding or otherwise investing in commercial loans. A Person will be deemed to be “controlled by” any other Person if that other Person possesses, directly or indirectly, power to vote 5% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of that Person whether by contract or otherwise.

“Assignment of Claims” means any assignment by Borrower of its payment rights to Lender with respect to any Underlying Account made and acknowledged in accordance with the Federal Assignment of Claims Act of 1940, as amended.

“Borrower” shall have the meaning set forth in the preamble.

“Business Day” means any day that is not a Saturday, Sunday or other day on which federally regulated banking institutions are authorized to close.

“Change in Control” means (a) at any time, any “person” or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), shall become, or obtain rights (whether by means of warrants, options or otherwise) to become, the “beneficial owner”, directly or indirectly, of twenty-five percent (25%) or more of the ordinary voting power for the election of board of directors (or similar governing body) of Borrower (determined on a fully diluted basis) other than by the sale of Borrower’s equity interests in a public offering or to venture capital or private equity investors, or by virtue of granting options or awarding shares to service providers so long as Borrower identifies to Lender the venture capital or private equity investors, or category of grantee or awardee at least seven (7) Business Days prior to the closing of such transaction and provides to Lender a description of the material terms of such transaction; (b) the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of Borrower cease to be occupied by Persons who either (x) were members of the board of directors (or similar governing body) of Borrower on the Closing Date or (y) were nominated for election by the board of directors (or similar governing body) of Borrower, a majority of whom were directors on the Closing Date or whose election or nomination for election was previously approved by a majority of such directors (or similar governing body); or (c) at any time, Borrower shall cease to own and control, of record and beneficially, directly or indirectly, one hundred percent (100.0%) of each class of outstanding capital stock of each Subsidiary of Borrower free and clear of all Liens (except Liens created by this Promissory Note).

“Closing Date” shall mean the date of this Promissory Note.

“Code” means the Uniform Commercial Code as in effect on the Closing Date, and as the same may, from time to time, be enacted and in effect in the State of California

“Collateral” shall have the meaning set forth on Exhibit A.

“Contract” shall have the meaning set forth on Exhibit A.

“Contracting Officer” is a person with authority to enter into, administer and/or terminate Government Contracts.

“Default” shall mean any event that, if it continues uncured, will, with the lapse of time or the giving of notice or both, constitute an Event of Default.

“Default Rate” shall have the meaning set forth in Section 10 hereof.

“Deposit Account” is any “deposit account” as defined in the Code with such additions to such term as may hereafter be made listed in Schedule 2.6.7.

“Event of Default” shall have the meaning set forth in Section 9 hereof.

“Insolvency” shall mean a situation if any of the Insolvency Events listed in Section 6(e) of this Promissory Note has occurred.

“Insolvency Event” shall have the meaning set forth in Section 9 hereof.

“Interest Rate” shall have the meaning set forth in Section 3 hereof.

“Lien” means with respect to any Person, any interest granted by that Person in any real or personal property, asset, or other right owned or being purchased or acquired by that Person that secures payment or performance of any obligation and includes any mortgage, lien, encumbrance, title retention lien, charge, or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process, or otherwise.

“Liquidity” means, as of any date of determination, unencumbered cash or cash equivalents held by Borrowers at a depository institution as designated by Lender in their sole discretion.

“Loan Documents” are, collectively, this Agreement, Assignment of Claims, Deposit Account Control Agreement, any other control agreements, the Attestations, the Borrowing Resolutions, the Warrant, any subordination agreements, any note, or notes executed by Borrower, and any other present or future agreement between Borrower and/or for the benefit of Lender in connection with this Agreement, all as amended, restated, or otherwise modified.

“Maturity Date” means April 21st, 2028; provided that, upon request by Borrower, this date may be extended at the sole discretion of the Lender.

“Payment Date” shall have the meaning set forth in Section 3 hereof.

“Person” is any natural person, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency, or any other entity, whether acting in an individual, fiduciary or other capacity.

“Principal Amount” shall have the meaning set forth in the preamble.

“Restricted Payment” means (A) any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other equity interest of Borrower or any Subsidiary, and (b) any payment (whether in cash, securities or other Property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any capital stock or other equity interest or on account of any return of capital to Borrower’s stockholders, partners or members (or the equivalent Person thereof).

“Term Loan” shall have the meaning set forth in Section 2 hereof.

“Underlying Account” means the Account, relating to and evidenced by the Contract.

“Warrant” means that certain Warrant Agreement, dated as of the Effective Date, by and between the Borrower and Lender, as amended, restated, modified or otherwise supplemented from time to time in accordance with and subject to the terms and conditions thereof.

2.Term Loan. Subject to the satisfaction of the conditions contained in Section 11, Lender agrees to make a term loan to Borrower (the “Term Loan”) on the Closing Date in the Principal Amount.  The commitment of the Lender to make the Term Loan shall terminate concurrently with the making of the Term Loan on the Closing Date.  Amounts repaid or prepaid in respect of the Term Loan may not be reborrowed.

3.Interest Rate.  All Principal Amounts will bear simple interest at a rate per annum equal to 22.75% (the “Interest Rate”) from the date made until paid in full.  Interest shall be calculated on the basis of actual days elapsed over year of 360 days.  Interest on the outstanding balance of Principal Amounts shall be due and payable monthly, in arrears, on the on the 21st calendar day of each month, as set forth in Schedule 4.1.. If the 21st calendar day falls on a weekend or bank holiday (i.e., a non-Business Day), payment shall instead be due and payable on the next following business day, commencing December 21st, 2025 (each, a “Payment Date”). Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the Maturity Date.

4.Payments; Prepayments.

a.Principal.  The outstanding Principal Amount, together with all accrued and unpaid interest owing thereon and any other amounts outstanding hereunder, shall be due and payable in equal installments in an amount of $44,012.94 on each Payment Date and on the Maturity Date.

b.General.  Subject to Section 4(c), Borrower shall have the option to prepay the Term Loan at any time or times in full or in part without penalty or premium.  If this Promissory Note or any payment hereunder becomes due on a day which is not a Business Day, the due date of this Promissory Note or payment shall be extended to the next succeeding Business Day, and such extension of time shall he included in computing interest and fees in connection with such payment.  All payments shall be deemed to be made upon Lender’s initiation of electronic debit or credit entries through the ACH system to a Deposit Account of Borrower’s on each Payment Date.  In the event that the full amount owed by the Borrower under this Note is paid to Lender such that no indebtedness under this Promissory Note remains unpaid, then Lender shall return to the Borrower the original Promissory Note marked “paid in full” and shall promptly release the Lien and its security interest in, and return any, Collateral to the Borrower.

c.Mandatory Prepayment.  If the Term Loan is accelerated following the occurrence of an Event of Default, Borrower shall immediately pay to Lender an amount equal to the sum of (A) all outstanding principal, due in connection with the Term Loan, together with accrued and unpaid interest, and (B) all other sums, if any, that shall have become due and payable hereunder in connection with the Term Loan.

5.ACH Authorization.  Borrower shall deliver to Lender (i) on or before the date hereof, an ACH Authorization with respect to all of Borrower’s Deposit Accounts maintained by Borrower as of the date hereof as set forth on Schedule 2.6.7 and (ii) within two (2) Business Days of establishing a new Deposit Account after the date hereof, an ACH Authorization with respect to such new Deposit Account.  Notwithstanding the provisions set forth herein, in order to satisfy any of the Obligations that are not paid or satisfied when due on each Payment Date in accordance with Exhibit B, Borrower authorizes Lender to initiate electronic debit or credit entries through the ACH system to any of Borrower’s Deposit Accounts in order to satisfy any such amounts.

6.Representations and Warranties.  In connection with its obligations hereunder, the Borrower represents and warrants to the Lender that:

a.Borrower has full power, authority and legal right to execute, deliver and perform its obligations pursuant to this Promissory Note and the Promissory Note constitutes valid and binding obligations of the Borrower.

b.Borrower is a Delaware corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

c.The execution, delivery and performance by the Borrower of this Promissory Note (i) constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with the terms of this Promissory Note, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), (ii) has been duly authorized by all necessary action on the part of the Borrower, (iii) do not and will not require any approval of the Borrower’s interest-holders that have not been obtained, and (iv) do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any other Person.

d.The execution, delivery and performance by the Borrower of the Promissory Note will not (i) result in the breach of, or conflict with, or result in the acceleration of, any obligation under any guaranty, indenture, credit facility or other instrument to which Borrower or any of its assets may be subject, or under the organizational documents of the Borrower or (ii) violate any order, judgment or decree to which Borrower any of its assets is subject.

e.No action, suit, proceeding or investigation, judicial, administrative or otherwise (including without limitation any reorganization, bankruptcy, insolvency or similar proceeding), currently is pending or, to the best of Borrower’s knowledge, threatened in writing against Borrower or any Subsidiaries, which, either in any one instance or in the aggregate, may have a material, adverse effect on Borrower’s or any such Subsidiary’s ability to perform their obligations under this Promissory Note.

f.The names and addresses of all financial institutions at which the Borrower maintain its Deposit Accounts, and the account numbers and account names of such Deposit Accounts as set forth on Schedule 2.6.7 are true and accurate as of the date hereof.

g.At the time the Collateral becomes subject to the Lien and security interest created by this Promissory Note, Borrower will be the sole, direct, legal and beneficial owner thereof, free and clear of any lien, security interest, encumbrance, claim, option or right of others except for the security interest created by this Promissory Note.

h.The pledge, assignment, and grant of the Collateral pursuant to this Promissory Note create a continuing first-priority lien and security interest in favor of Lender in and to all of Borrower’s right, title, and interest in the Collateral, securing the payment and performance when due of all obligations under this Promissory Note. Such lien and security interest constitute a valid and, upon the filing by Lender of such UCC-1 financing statements as Lender reasonably deems necessary, a perfected first-priority security interest in the Collateral (copies of which filings shall be provided to Borrower for review prior to and upon filing). These representations and warranties shall survive until the indefeasible payment in full of the Principal Amount, interest and all other amounts due under this Promissory Note.

7.Security.  As security for the payment and performance as and when due of all obligations under this Promissory Note, Borrower hereby pledges, assigns and grants to Lender, and hereby creates a continuing first priority lien and security interest in favor of Lender in and to all of its right, title and interest in and to the Collateral.

8.Covenants.

a.Affirmative Covenants. So long as any obligation under this Promissory Note remains outstanding, the Borrower, and cause any of its Subsidiaries to, unless it has received the prior written consent of the Lender:

i.use all advances of the Principal Amount for general working capital purposes;

ii.provide Lender with its monthly bank statements promptly upon receipt;

iii.notify the Lender immediately upon the occurrence of any Default or Event of Default;

iv.at Borrower’s cost and expense, upon request of Lender, duly execute and deliver or cause to be duly executed and delivered, to Lender such further instruments, documents, certificates and financing and continuation statements, and do and cause to be done such further acts that may be reasonably necessary or advisable in the reasonable opinion of the Lender to carry out more effectively the provisions and purposes of this Promissory Note;

v.(A) preserve and maintain its legal existence and good standing under the laws of the jurisdiction of its organization and its legal existence and good standing in each other state where it is registered as a foreign entity, (B) maintain all licenses necessary or convenient for its business, continually preserve its rights thereunder, (C) comply with all applicable laws; and (D) maintain all material property necessary or useful in its business in good working order and repair, including, without limitation, the Collateral;

vi.permit the Lender or its agents to conduct inspections of the books and records and the Collateral and all records pertaining thereto upon reasonable prior notice from the Lender at reasonable intervals to be determined by the Lender and without hindrance or delay (except during a continuing Event of Default in which case no prior notice shall be required);

vii.no later than twenty (20) Business Days after the Closing Date, deliver to Lender a fully executed control agreement in form and substance satisfactory to Lender with respect to each Deposit Account as set forth on Schedule 2.6.7

viii.upon establishment of a Deposit Account, Borrower shall promptly (a) (in any event no later than two (2) Business Days after the establishment of such Deposit Account), notify Lender details of such Deposit Account, and (b) (in any event no later than twenty (20) Business Days after the establishment of such Deposit Account), deliver to Lender a fully executed control agreement in form and substance satisfactory to Lender with respect to such Deposit Account;

ix.take all actions necessary to maintain, preserve and protect the rights and interests of the Lender with respect to all cash deposits of the Borrower and any Subsidiary and other proceeds of Collateral;

x.assist in the prompt delivery of the Assignment of Claims to the Contracting Officer and assist in the completion of its related contract modification to change payee to lender, if necessary; and

xi.upon Lender’s request, provide a written report on the Underlying Account, where any payment on the Underlying Account does not occur by its due date and include the reasons for the delay and the expected payment date.

b.Negative Covenants. So long as any obligation under this Promissory Note remains outstanding, the Borrower shall not and shall not permit any Subsidiary, unless it has received the prior explicit written consent of the Lender, to:

i.sell, transfer, lease or otherwise dispose of any interest in its assets (including the Collateral) outside of the ordinary course of business;

ii.create, incur, assume or become obligated (directly or indirectly), for any loans or other indebtedness for borrowed money or shall assume, guarantee or endorse, or otherwise become liable in connection with, the obligations of any person or entity;

iii.create, incur, assume or permit to exist any Lien or security interest on or with respect to any of the Collateral (other than for various inchoate liens imposed by applicable law);

iv.change (a) its name as it appears in official filings in the state of its organization (b) its or state of organization, or (c) the location of its chief executive office, in each case, without providing the Lender thirty (30) days prior written notice;

v.establish or maintain any Deposit Accounts without at least twenty (20) days prior notice to the Lender;

vi.(a) enter into any consolidation, amalgamation, demerger, merger, reconstruction, partnership or any analogous arrangement (except as contemplated under Section 9(d) for which not approval of Lender is required) or (b) wind up, liquidate or dissolve or take any action that would (or fail to take any action where such failure would) result in the liquidation or dissolution of Borrower or any Subsidiary; or

vii.directly or indirectly, declare or make any Restricted Payment.

c.Financial Covenant; Liquidity. Maintain at all times Liquidity of not less than ($50,000.00), to be verified by Lender at any time either via its access to Borrower’s bank accounts or its review of Borrower’s monthly bank statements; provided, that, Borrower shall promptly provide any such additional information, statements or reports as requested by Lender to facilitate its determination of Borrower’s compliance with the requirements set forth in this Section.

9.Events of Default.  The occurrence of any of the following events set forth below shall constitute an event of default (an “Event of Default”) hereunder:

a.Failure to Pay.  The Borrower fails to pay any amount of the Principal Amount, interest or other amounts due under this Promissory Note when due and such payment is not made within three (3) business days of when it is due; or

b.Breach of Covenants.  The Borrower fails to perform or observe any material term, covenant or agreement contained herein and such failure is not cured or waived within five (5) Business Days after the Borrower receives notice of such failure; or

c.Representations and Warranties. Any representation or warranty made or furnished by or on behalf of Borrower or any Subsidiary in this Promissory Note or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement, or other document furnished pursuant to or in connection with this Promissory Note or any amendment or modification hereof or thereof or waiver hereunder or thereunder, proves to have been materially incorrect when made or furnished, except for matters which would not, in the aggregate, reasonably be expected to have a material, adverse effect on Borrower’s or any such Subsidiary’s ability to perform their obligations under this Promissory Note; or

d.Change of Control. A Change of Control shall occur, provided that if the Borrower enters into definitive agreements that contemplate a Change of Control, such transaction(s) will not be deemed to be a Change of Control for purposes of this Section 9(d) or require Lender’s prior written consent pursuant to Section 8(b) hereof if such definitive agreement(s) expressly provide as a closing condition that this Note will be repaid in full upon the consummation of such transaction(s); or

e.Insolvency Event.  (a) The Borrower or any Subsidiary makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Borrower or any Subsidiary bankrupt or insolvent; or any order for relief with respect to the Borrower or any Subsidiary is requested by the Borrower or any Subsidiary under the federal bankruptcy code; or the Borrower or any Subsidiary petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Borrower or any Subsidiary, or of any substantial part of the assets of the Borrower or any Subsidiary, or commences any proceeding relating to the Borrower or any Subsidiary under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or (b) any such petition or application is filed, or any such proceeding is commenced (each, an “Insolvency Event”), against the Borrower or any Subsidiary and either (A) the Borrower or any Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within forty-five (45) days of filing thereof; or:

f.Attachment of Collateral.  An attachment, garnishment or writ is levied against any Collateral; or

g.Invalidity of Promissory Note.  This Promissory Note shall for any reason fail to create a valid and perfected Lien and security interest in the Collateral because of any action or inaction on the part of Borrower, or shall fail to remain in full force or effect, or any action shall be taken to discontinue or to assert the invalidity or unenforceability thereof; or

h.Underlying Account. The Borrower, at any times, fails to observe each and every covenant, obligation and requirement of any contract(s) relating to or evidencing the Underlying Account (including the Contract), including the failure to meet any deadlines or deliverable requirements set forth therein or relating thereto.

10.Remedies; Costs and Expenses.  Upon the occurrence of any Event of Default, the  Lender (i) may declare all amounts outstanding under this Promissory Note immediately due and payable together with accrued interest and fees thereon, and (ii) shall be entitled to exercise any other rights and remedies which may be available under this Promissory Note or applicable law.  Upon the occurrence of any Event of Default that is an Insolvency Event, the outstanding principal amount of this Promissory Note shall become immediately due and payable without any action on the part of the Lender, and the Borrower shall immediately pay to the Lender all amounts due and payable with respect to this Promissory Note.  Further, upon the occurrence of any Event of Default (whether or not acceleration has occurred, and including on and after the existence of any Insolvency Event), interest on the Principal Amount shall accrue at a rate of five percent (5.0%) above the then applicable Interest Rate per annum (the “Default Rate”), or the maximum rate permitted by law, whichever is less, during the period of such default.  Interest at the Default Rate shall accrue prior to and during any Insolvency Event until all accrued and unpaid interest as set forth herein are paid in full in cash.  The Borrower agrees to pay all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Lender in documenting, protecting or enforcing its rights and remedies under this Promissory Note.  Fees and expenses which are required to be paid by Borrower pursuant to this Promissory Note but are not paid when due shall bear interest until paid at a rate equal to the highest rate applicable to the obligations under this Promissory Note.  Payment or acceptance of the increased interest rate provided in this Section 10 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Lender.

11.Conditions Precedent.  The obligation of the Lender to make the Term Loan on the Closing Date is subject to the following conditions precedent, each of which shall be satisfactory in all respects to the Lender:

a.Promissory Note. the duly executed Promissory Note in form and substance satisfactory to the Lender;

b.Assignment of Claims. the duly executed Assignment of Claims in form and substance satisfactory to the Lender;

c.Security Interests. Borrower shall fully cooperate with the Lender in perfecting any security interests granted to the Lender hereunder, and shall deliver to the Lender any documents, information, materials, and consents as may be reasonably necessary to perfect or assist the Lender in perfecting any security interests granted to the Lender hereunder;

d.Organizational Documents. (A) a true and correct copy of the Articles of Incorporation of the Borrower, as certified by the relevant governmental authority; and (B) a true and correct copy of the by-laws of the Borrower;

e.Good Standing/Legal Existence. a certificate from the relevant governmental authority, dated not more than ten (10) days prior to the date hereof, certifying as to the legal existence and good standing of Borrower in its jurisdiction of organization;

f.Financial Information. (A) such financial information regarding the Borrower, each Subsidiary and the Collateral as may be reasonably requested by the Lender, prepared by Borrower in good faith and in accordance with assumptions for which Borrower has a reasonable basis in form satisfactory to the Lender, it being acknowledged by Lender that Borrower is not making any representation and warranties regarding the attainment of any projections;

g.Lien Searches.  Lender shall have received the results of recent lien searches for the Borrower in each applicable jurisdiction, and such results shall be satisfactory to Lender;

h.ACH Authorization. The fully executed ACH Authorizations substantially in the form of Exhibit B attached hereto;

i.Approval. all governmental and third party approvals necessary or, in the discretion of Lender, advisable, in connection with the transactions contemplated hereby shall have been obtained and be in full force and effect;

j.Warrants. Borrower shall have issued the Warrant(s) to Lender;

k.Additional Documents and Information. Lender shall have received such additional documents and information related to the transactions and the Persons contemplated hereby as the Lender may reasonably request; and

l.Representations and Warranties. Lender shall have received such information as the Lender may reasonably request to confirm the truth and correctness of Borrower’s representations and warranties set forth in Section 6 above.

12.Waiver of Presentment, etc.  The Borrower and all others who may become liable for all or any part of this indebtedness hereunder do hereby severally waive presentment and demand for payment, notice of dishonor, protest, notice of protest, notice of nonpayment, notice of intent to accelerate the maturity hereof and of acceleration.  No release of any person liable for payment of the indebtedness hereunder, no extension of time for payment of this Promissory Note or any installment hereof, and no alteration, amendment or waiver of any provision hereof made by agreement between or among the Lender and any other person or party shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of the Borrower for the payment of all or any part of the indebtedness hereunder.

13.GOVERNING LAW.  THIS PROMISSORY NOTE SHALL BE GOVERNED BY, AND CONSTRUED, ENFORCED, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF

CALIFORNIA, WITHOUT REFERENCE OR GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTS OF LAW PRINCIPLES THEREOF.

14.WAIVER OF JURY TRIAL.  BORROWER AND LENDER EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS PROMISSORY NOTE AND ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS, THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS PROMISSORY NOTE.  EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

15.All notices consents, requests, approvals, demands, or other communication by any party to this Promissory Note must be in writing and shall be deemed to have been validly served, given, or delivered:  (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (c) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below.  Lender or Borrower may change its mailing address by giving notice to the other.

If to Borrower:	PARALLEL FLIGHT TECHNOLOGIES, INC.
450 McQuaide Dr.
La Selva Beach, CA 95076-1921
	Attn:	Craig Stevens
	Email:	craig@parallelflight.com

If to Lender:	LEONID CAPITAL MANAGEMENT
16400 Pacific Coast Highway, Ste 211
Huntington Beach, CA 92649
	Attn:	James Parker
	Email:	james@leonidcp.com

16.Amendments and Waivers. This Promissory Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of the Borrower or the Lender, except by an agreement in writing signed by the Borrower and the Lender.  The Lender shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its respective rights or remedies hereunder.  The waiver by the Lender of any right or remedy hereunder upon any one occasion shall not be construed as a bar to any right or remedy which they would otherwise have had on any future occasion.

17.Assignment. This Promissory Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective heirs, representatives, executors, successors and assigns.  The Borrower agrees that it may not assign this Promissory Note and/or any obligations hereunder without the Lender’s prior written consent, not to be unreasonably withheld, conditioned or delayed.  Lender (and any permitted assignee of Lender) has the right, subject to compliance with any applicable laws and regulations, from time to time to sell, transfer, assign, negotiate, or grant participation in all or any part of, or any interest in, its obligations, rights, and benefits under this Agreement and the other Loan Documents (including all or any part of the Promissory Note and all or any other Obligations) to one or more of its Affiliates who are not competitors of Borrower (including, without limitation, LCIF AGGREGATOR A, L.P. and LCIF PORTFOLIO HOLDINGS, LLC) with prompt notice to Borrower thereof, and to any other Person solely with the prior written consent of Borrower, not to be unreasonably withheld, conditioned or delayed.

18.Interest Rate Limitation; Invalidity. The Borrower and Lender intend at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits a lender to contract for, charge, take, reserve or receive a greater amount of interest than under state law).  If the applicable law (state or federal) is ever judicially interpreted so as to render usurious any amount called for under this Promissory Note, then it is the

Borrower’s and the Lender’s express intent that all excess amounts theretofore collected by the Lender shall be credited against the unpaid principal balance of the Principal Amount based (or, if this Promissory Note has been or would thereby be paid in full, refunded to the Borrower), and the provisions hereof immediately be deemed reformed and the amounts thereafter collectible thereunder reduced, without the necessity of the execution of any new document, so as to comply with applicable law, but so as to permit the recovery of the fullest amount called for and legally permitted thereunder.  In the event that any provision of this Promissory Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Promissory Note.

19.Reinstatement. This Promissory Note shall remain in full force and effect until the payment in full in cash of all amounts due hereunder, after which time this Promissory Note shall terminate without further action on the part of the parties hereto.  To the extent any payment on amounts hereunder is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in any Insolvency Event, liquidating trustee, agent, other similar person or any other Person under any Insolvency Event, receivership, fraudulent conveyance or similar law, or for any reason required to be returned or disgorged by any Lender to any Person, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent, other similar person, or any other Person, the amounts due hereunder or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding and this Promissory Note shall be reinstated and continue in full force and effect, in each case, as if such payment had not occurred.

[Signature page follows]

IN WITNESS WHEREOF, the Borrower has caused this Promissory Note to be executed and delivered as of the day first above written.

BORROWER:

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:

Name:	Craig Stevens

Title:	Chief Executive Officer

LENDER:

LEONID CAPITAL MANAGEMENT, LLC

By:

Name:	James Parker

Title:	Founding Partner

[Signature Page to Secured Promissory Note]

Exhibit A

The Collateral consists of all of Borrower’s right, title and interest in and to the following:

All goods, Accounts (including Underlying Accounts), Equipment, Inventory, contract rights or rights to payment of monies, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, Intellectual Property, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired;

All monies due or to become due for the contract(s) identified as #N6833525C0254 (the “Contract”) to the extent allowed under the Assignment of Claims Act of 1940, as amended, (31 U.S.C.3727, 41 U.S.C.6305); and

All Borrower’s books and records pertaining to any of the foregoing, and any and all claims, rights and interests in any of the foregoing and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds (as defined in the Code) and insurance proceeds of any or all of the foregoing.

Notwithstanding the foregoing, the Collateral shall not include: (a) any rights or interests of Borrower under any permit, license, contract, lease or other agreement to the extent the granting of a security interest therein (i) would be prohibited as by applicable law or (ii) is prohibited by or would constitute a breach or default under any agreement or document governing such property (but only to the extent (A) such prohibition is enforceable under applicable law (including, without limitation, the Code) and (B) such term would not be rendered ineffective pursuant to Section 9-406, 9-407, 9-408 or 9-409 of the Code of any applicable jurisdiction); provided that (x) upon the termination, lapsing or other remedy (including by consent) of any such prohibition, such property shall automatically be part of the Collateral and the security interests hereunder shall automatically attach thereto and (y) to the extent severable, the security interests hereunder shall attach immediately to any portion of such permit, license, contract, lease or other agreement or any assets or property subject thereto that does not result in any of the consequences specified in this clause (ii); (b) more than sixty-five percent (65%) of the presently existing and hereafter arising issued and outstanding shares of voting capital stock owned by Borrower of any foreign Subsidiary which shares entitle the holder thereof to vote for directors or any other matter (it being understood that 100% of the non-voting capital stock of any foreign subsidiary shall constitute Collateral); or (c) until the occurrence of an Event of Default declared under Section 9(a) [Failure to Pay] (the “Intellectual Property Pledge Event”, any Intellectual Property (but only for so long as such Event of Default is uncured or unwaived); provided, however, that the Collateral shall include all accounts and general intangibles that consist of rights to payment and proceeds from the sale, licensing or disposition of all or any part, or rights in, the foregoing (the “Rights to Payment”). Notwithstanding the foregoing, if an unappealable decision of a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Intellectual Property is necessary to have a security interest in the Rights to Payment, then the Collateral shall automatically, and effective as of the Effective Date, include the Intellectual Property solely to the limited extent necessary to permit perfection of Lender’s security interest in the Rights to Payment.

For the avoidance of doubt, upon the occurrence of the Intellectual Property Pledge Event, Intellectual Property of Borrower shall constitute Collateral hereunder.

- Schedule 2.6.7 -

Schedule 4.1

REPAYMENT SCHEDULE

Payment Date	Principal Balance	Advanced Amount	Monthly Principal Payment	Monthly Interest Payment	Total Monthly Payment
11/12/2025	$1,000,000	$1,000,000	--	--	($1,000,000.00)
12/21/2025	1,000,000	--	26,186	18,958	45,144
1/21/2026	973,814	--	26,682	18,462	45,144
2/21/2026	947,132	--	27,188	17,956	45,144
3/21/2026	919,944	--	27,703	17,441	45,144
4/21/2026	892,241	--	28,229	16,915	45,144
5/21/2026	864,012	--	28,764	16,380	45,144
6/21/2026	835,248	--	29,309	15,835	45,144
7/21/2026	805,939	--	29,865	15,279	45,144
8/21/2026	776,075	--	30,431	14,713	45,144
9/21/2026	745,644	--	31,008	14,136	45,144
10/21/2026	714,636	--	31,596	13,548	45,144
11/21/2026	683,040	--	32,195	12,949	45,144
12/21/2026	650,845	--	32,805	12,339	45,144
1/21/2027	618,040	--	33,427	11,717	45,144
2/21/2027	584,613	--	34,061	11,083	45,144
3/21/2027	550,553	--	34,706	10,438	45,144
4/21/2027	515,846	--	35,364	9,780	45,144
5/21/2027	480,482	--	36,035	9,109	45,144
6/21/2027	444,447	--	36,718	8,426	45,144
7/21/2027	407,729	--	37,414	7,730	45,144
8/21/2027	370,315	--	38,123	7,021	45,144
9/21/2027	332,191	--	38,846	6,298	45,144
10/21/2027	293,345	--	39,583	5,561	45,144
11/21/2027	253,762	--	40,333	4,811	45,144
12/21/2027	213,429	--	41,098	4,046	45,144
1/21/2028	172,332	--	41,877	3,267	45,144
2/21/2028	130,455	--	42,671	2,473	45,144
3/21/2028	87,784	--	43,480	1,664	45,144
4/21/2028	44,304	--	44,304	840	45,144
5/21/2028	(0)	--	--	--	--
Total	**--**	**$1,000,000**	**$1,000,000**	**$309,176**	**$309,176**

- Schedule 4.1 -